November 5, 2019

Stuart Stoller
Chief Financial Officer
Ipsidy Inc.
670 Long Beach Boulevard
Long Beach, NY 11561

       Re: Ipsidy Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 8, 2019
           File No. 000-54545

Dear Mr. Stoller:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology